ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 14, 2006

06011887

SEC MAIL PROCESSING RECEIVED MAR 2 2 2006 WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

dw 3/23

Lodgement with Australian Stock Exchange:
14 March 2006 (ASX Announcement & Media Release – Western Canada)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 March 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR ANNOUNCES GAS PROJECT IN WESTERN CANADA
RIG ON LOCATION

FAR is pleased to announce an agreement has been made with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others, to explore for gas on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

Initial Test Well
Under the terms of the agreement FAR will participate (15 percent) in an initial test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.


NORTHWEST TERRITORIES
CANADA
ALBERTA
Clear Hills
Area
KAKWA
BRITISH COLUMBIA
SASKATCHEWAN
Edmonton
Calgary
LEGEND
Provincial capital
Other populated places /
Trans-Canada Highway /
Major road /
International boundary /
Provincial boundary /
Scale / Échelle
U S A

The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres) and is expected to take approximately 60 days with an estimated dry hole cost of CAD$4.7 million. A rig has arrived on location and is expected to spud in the next 48 hours. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market with payback possible within 18 months.


R11
R20
R15
T80
T75
T65
-1000
-1500
-2000
-2500
-3000
-3500
Peace River Arch
Deformation Belt
Gold Creek
Karr
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure and Stratigraphy
Dolomotized Wabamun
Thickened Whitelaw Member
Leduc Barrier Edge (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Operator

The operator is Calgary based Choice Resources Corp ("**Choice**") (TSX Venture Exchange: CZE). Further information concerning Choice is available at www.choiceresources.ca

About Suncor Energy Inc.

Suncor Energy Inc. is a growing, integrated publicly traded energy company, strategically focused on developing one of the world's largest petroleum resources, the Canadian Athabasca oil sands. In addition, Suncor explores for, develops and produces natural gas in Western Canada and refines and markets a range of petroleum and petrochemical products under both the Sunoco and Phillips 66 brand. Further information is available at www.Suncor.com

Participants

Pursuant to the agreement working interests in the Kakwa project will he held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Kakwa is an opportunity identified by our Houston office that has the potential to generate significant cash flows for FAR in the very near term. Following meetings between FAR, Reeder and Suncor during the recent NAPE expo in Houston, the Kakwa project is seen as a building block for participation in further opportunities in Canada with Suncor, one of Canada's leading energy providers. Having a rig contracted in this market is an added plus. We look forward to a successful venture and ongoing relationship".

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.